Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

07021877

SEC MAIL PROCESSING RECEIVED MAR 15 2007 WASH, D.C. 186 SECTION

File Number: 82.2994

SUPPL

5 March 2007

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

PROCESSED
MAR 20 2007
THOMSON
FINANCIAL

COCA-COLA AMATIL PTY LTD
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA

COCA-COLA AMATIL

Citigroup Australia & NZ Investment Conference - London

Terry Davis
Managing Director, CCA

6 March 2007

A broader based and better balanced business mix...


Geographic Mix - 2006
Revenue $4.4bn
EBIT $580.5m
Capital Employed $3.5bn
10%
11%
16%
63%
8%
3%
75%
3%
23%
7%
19%
40%
Food - SPCA
Beverages - Indonesia & PNG
Beverages - South Korea
Beverages - NZ & Fiji
Beverages - Australia


Revenue Mix
5%
95%
10%
22%
68%
2001
2006
Food
Non-carbonated beverages
Carbonated soft drinks

Strong delivery of margins, EPS and dividends since 2002


Sales & EBIT %[1]
$m
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
2002 2003 2004 2005 2006
Trading revenue — EBIT %

Beverage margins of 13.6%

Food margins of 10.8%


Earnings per share[1]
2002 2003 2004 2005 2006

EPS CAGR +10.3% since 2002


Dividends per share
2002 2003 2004 2005 2006

DPS CAGR of +16% since 2002

1. before significant items

2006 Highlights

1. **Strong improvement in H2 trading – EBIT ⬆ 8.6%**
   - Driven by stronger performance in Australia, New Zealand and an excellent recovery in Indonesia
   - Delivered despite unprecedented increases in commodity driven input costs
2. **Record beverage revenue per unit case – ⬆ 8.4%**
   - Strong pricing and promotional discipline in Australia combined with solid market share gains
   - Full recovery of $ COGS increases in all countries except Indonesia
3. **Strong cash flow generation**
   - Free cash flow increased by $130.3 million to $271.6 million
4. **Successful launch of new products & packages**
   - Material market share gains made by Coca-Cola Zero
   - Powerade Isotonic, Pumped and Goulburn Valley juice all exceeding expectations

Australia – 6 out of 6 successful new product launches in 2006



Coca-Cola
zero

① Coke Zero

- Launched in January 2006
- Coke Zero achieved 13% share of cola category and core driver of Coke market share increase from 75% to 77%[1]
- Trademark Coke revenue increased by 9%

②&③ Slim line cans & 385mL glass bottle

- Launched in October
- Coca-Cola brand packaging expanded with slim line cans and 385mL re-sealable glass bottle in convenience channel

1. Source: AC Nielsen foodstore data to 31 December 2006

Australia – 6 out of 6 successful new product launches in 2006



④ Powerade Isotonic

- Launched in May
- Increased share of sports drinks from 52% to 59% since launch
- Powerade brand volume up 25% in 2006

⑤ Pumped

- Launched in October
- Pump brand volumes up over 20% in H2

⑥ Goulburn Valley juice

- Launched in July
- Extended GV brand in high value end of juice category

1. Source: AC Nielsen foodstore data to 31 December 2006

Australia – H2 trading highlights

H2 2006
Revenue per case ⇧ 6.2%
Volume ⇧ 2.6%
EBIT ⇧ 5.0%

- H2 revenue growth of 8.9% with revenue per case growth of 6.2% and volume growth of 2.6%
- Revenue per case improvement driven by strong pricing and promotional discipline across all channels
- Brand Coke average foodstore retail price gap to major competitor widened from 23% to 34% in H2 2006
- Mount Franklin and Pump strong volume growth ~15%
- $25.5 million write down including IT systems and vending machines to drive faster execution of strategic priorities for the business in 2007
- H2 trading result up 16.7% before $25.5 million in asset write downs

New Zealand & Fiji – H2 trading highlights

H2 2006
Revenue per case $NZ ⇧~4%
Volume ⇧ 0.3%
EBIT $A ⇧1.2% $NZ ⇧~15%

New Zealand

- Local currency revenue per case up 4% driven by price increases in February and November
- Local currency EBIT growth of close to 15%
- $A EBIT and revenue impacted by the depreciation of $NZ in 2006
- Successful launch of Coke Zero – outselling Diet Coke since September
- Kiwi Blue water and Powerade continue to grow strongly with volume increasing by >20%

South Korea – H2 trading highlights

H2 2006
Revenue per case KRW ⇧>5%
Volume ⇩ 3.8%
EBIT[1] A$9.9m

- Volumes impacted by extortion – likely to take until late in 2007 for volumes to return to pre-extortion levels
- Solid improvement in EBIT (pre extortion impact) due to revenue management, successful new product launches and the initial cost reduction benefits from the ERP (completed in April)
- Reflected in local currency revenue per case up >5% ($A revenue per case increase of 11.9% impacted by appreciation of KRW in 2006)
- Expansion of the product portfolio in 2006 included Coca-Cola Zero, Haru green tea and Minute Maid flavour extensions

1. Before significant items

9

COCA-COLA AMATIL

Indonesia & PNG – H2 trading highlights

H2 2006
Revenue per case IDR ⇧>15%
Volume ⇩ 7.3%
EBIT $A ⇩4.6%

Indonesia

- Significant turnaround in profitability in H2 after losses in H1 – region EBIT only marginally behind the record trading result achieved for the 2005 second half
- Local currency revenue per case up >15% driven by price increases, mix improvements and new products
- Commodity driven COGS increases exacerbated by impact of high inflation on conversion costs

PNG

- Delivered a strong full year result with local currency sales revenue growing >10% combined with solid EBIT margins

10

COCA-COLA AMATIL

2007-2009 Strategic Review – key focus areas

- Alcohol strategy
  - Fast track CCA's presence in alcoholic beverages
  - CCA core competencies
    - Scale and reach of sales force
    - High frequency customer servicing capability
    - Highly efficient national manufacturing and physical distribution capability
  - Characteristics of the Australian beer market
    - > $1 billion EBIT market
    - Highest beer margins in the world (circa 35%)
    - Only 2 major players
    - Strong growth in premium segment

13

COCA-COLA AMATIL

2007-2009 Strategic Review – key focus areas

- Australia & New Zealand
  - Sales force restructure and consolidation of the Australian and New Zealand businesses
  - Stronger alignment
  - Improve resource allocation
  - Better leverage Australian business scale

- South Korea
  - TCCC and CCA working with McKinsey to assess growth and other structural initiatives
  - GSJBWere engaged to assess ownership options

14

COCA-COLA AMATIL

2007-2009 Strategic Review – key focus areas

- SPCA – Opportunity to scale up international sourcing and sales development of food business
- Information systems – Review major base technology system upgrade in collaboration with TCCC and other major Coke bottlers
- Corporate function review – Review corporate costs and structure
- Commodity management – Review approach to managing commodity procurement

COCA-COLA AMATIL

15

Key issues for 2007

- Strategic review results to be announced April
- Constant currency COGS per unit case up ~3-4% for commodities and ~2% for mix in 2007 = ~6% total increase
- Cycling Coke Zero in Australia and NZ
- Strong new product pipeline with "Mother" 100% natural energy in January
- Length of time to restore sales of brand Coca-Cola in South Korea – expect to take until late in 2007
- Continued price realisation ahead of COGS increases

COCA-COLA AMATIL

16

COCA-COLA AMATIL

Citigroup Australia & NZ Investment Conference - London

Terry Davis
Managing Director, CCA

6 March 2007

COCA-COLA AMATIL

Appendix

2006 regional performance

- Australia
- New Zealand & Fiji
- South Korea
- Indonesia & PNG
- SPC Ardmona

Financials

- Balance sheet
- ROCE
- Capital expenditure
- COGS

COCA-COLA AMATIL



Australia – strong H2 with 9% revenue growth

A$m	FY06	FY05	*% Chg*
Trading revenue	2,325.1	2,159.0	7.7%
Revenue per unit case	$7.01	$6.70	4.6%
Volume (million unit cases)	331.5	322.0	3.0%
EBIT	433.9	425.2	2.0%
EBIT margin	18.7%	19.7%	(1.0 pts)
Capital expenditure / revenue	5.8%	7.9%	(2.1 pts)

COCA-COLA AMATIL

19



New Zealand & Fiji – H2 recovery with NZ local currency EBIT growth ~15%

A$m	FY06	FY05	*% Chg*
Trading revenue	416.3	451.9	(7.9%)
Revenue per unit case	$6.34	$6.73	(5.8%)
Volume (million unit cases)	65.7	67.1	(2.1%)
EBIT	65.1	70.8	(8.1%)
EBIT margin	15.6%	15.7%	(0.1 pts)
Capital expenditure / revenue	14.0%	5.8%	8.2 pts

COCA-COLA AMATIL

20



South Korea – underlying earnings improvement despite impact of extortion

A$m	FY06	FY05	% Chg
Trading revenue	711.5	630.7	12.8%
Revenue per unit case	$5.81	$5.01	16.0%
Volume (million unit cases)	122.5	126.0	(2.8%)
EBIT [1]	18.0	(9.2)	n/a
EBIT margin [1]	2.5%	(1.5%)	4.0 pts
Capital expenditure / revenue	2.5%	6.8%	(4.3 pts)

1. before significant items

Coca-Cola Amatil



Indonesia & PNG – significant EBIT turnaround in H2 to deliver a full year profit

A$m	FY06	FY05	% Chg
Trading revenue	470.8	427.9	10.0%
Revenue per unit case	$4.25	$3.45	23.2%
Volume (million unit cases)	110.7	124.0	(10.7%)
EBIT	17.6	41.6	(57.7%)
EBIT margin	3.7%	9.7%	(6.0 pts)
Capital expenditure / revenue	8.2%	9.0%	(0.8 pts)

Coca-Cola Amatil

ROCE


ROCE
Post IFRS
Pre IFRS
10.2%
21.6%
17.6%
16.3%
2002
2003
2004
2005
2006

- Group ROCE down 1.2 pts due primarily the impact of reduced earnings from Indonesia
- Short-term ROCE dilution expected from lead times in generating returns from infrastructure capex for 2006 & 2007

Capital expenditure


Capital Expenditure
6.1%
of revenue
7.5%
of revenue
6.5%
of revenue
100%
80%
60%
40%
20%
0%
2004
2005
2006
PPE
Other (vehicles, computers etc)
Cold drink equipment

- Strong discipline in capital management
- 6.5% capex / revenue – slightly below expectations
- 2007 capex expected to be around 7% of revenue including 2% for infrastructure
- 2007 capex ~ 7% of revenue driven by infrastructure spending on Sydney and Auckland automated warehouses

2007 COGS – Impact of commodities & product mix

Overview

- Commodity and currency exposure to sugar, aluminium and PET resin
- Commodities represent ~30% of COGS
- Commodity inputs still trading well above 10 year average prices

2007 outlook

- Expect higher commodity input costs to drive a 3-4% increase in COGS per unit case for beverages
- Product mix shift to higher value products expected to drive a further increase in COGS per unit case of around 2%
- Overall, on a constant currency basis, expect total COGS per unit case for beverages to increase by around 6%

Coca-Cola Amatil

The material in this presentation is general background information about Coca-Cola Amatil and is current at the date of the presentation. It is information given in summary form and does not purport to be complete.

This presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. It does not amount to advice or any recommendation in relation to Coca-Cola Amatil shares.

For further information visit

www.ccamatil.com

or contact

Kristina Devon
Investor Relations Manager

(Ph) +612 9259 6185 kristina.devon@anz.ccamatil.com

Coca-Cola Amatil

END